UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒  Annual Report Pursuant To Section 15(d) Of
The Securities Exchange Act of 1934
For the fiscal year ended December 31, 2019

OR

☐  Transition Report Pursuant To Section 15(d) Of
The Securities Exchange Act of 1934
For the transition period from ________ to _________

Commission File Number 001-39218

(A) Full title of the plan and the address
of the plan, if different from that of
the issuer named below:

CONMED CORPORATION
Retirement Savings Plan

(B) Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office:

CONMED CORPORATION
525 French Road
Utica, New York 13502

CONMED Corporation
Retirement Savings Plan
Index to Financial Statements
December 31, 2019 and 2018

*	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
CONMED Corporation Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of CONMED Corporation Retirement Savings Plan (the "Plan") as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes to the financial statements (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Respectfully Submitted,

/s/	Insero & Co. CPAs, LLP
Certified Public Accountants

We have served as the Plan’s auditor since the year ended December 31, 2003.

Rochester, New York
June 17, 2020

CONMED Corporation
Retirement Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

	2019	2018
Assets
Investments, at Fair Value
Mutual Funds	$211,655,804	$167,403,884
Common Collective Trust	9,177,558	9,977,951
Common Stock	14,963,836	9,362,168
Preferred Stock	155,198	143,307
Corporate Bonds	144,855	53,131
Money Market Funds	9,358,088	8,754,690

Total Investments, at Fair Value	245,455,339	195,695,131

Non-interest bearing cash	—	3,026

Receivables
Participant Contributions Receivable	—	39,474
Employer Contributions Receivable	—	33,890
Notes Receivable from Participants	4,914,902	4,499,639

Total Receivables	4,914,902	4,573,003

Net Assets Available for Benefits	$250,370,241	$200,271,160

The accompanying notes are an integral part of the financial statements.

CONMED Corporation
Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2019

Additions to net assets attributed to:
Net appreciation in fair value of investments	$38,201,249
Interest and dividends	10,805,961
Interest on notes receivable from participants	257,387
Contributions:
Participants	15,229,228
Employer	8,739,974

Total additions	73,233,799

Deductions from net assets attributed to:
Administrative expenses	121,981
Distributions to participants	23,012,737

Total deductions	23,134,718

Net increase	50,099,081

Net assets available for benefits at beginning of year	200,271,160

Net assets available for benefits at end of year	$250,370,241

The accompanying notes are an integral part of the financial statements.

CONMED Corporation
Retirement Savings Plan

Notes to Financial Statements
December 31, 2019 and 2018

Note 1 - Establishment and Description of Plan

Effective January 1992, CONMED Corporation (the "Company") established the CONMED Corporation Retirement Savings Plan (the "Plan"). The Plan is a defined contribution plan covering all employees of the Company and its subsidiaries who meet the service requirements set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

Administration of the Plan

The Company serves as Plan Administrator with full power, authority and responsibility to control and manage the operation and administration of the Plan.

Contributions

A participant can contribute 1 to 50 percent of his or her annual compensation, as defined, up to the maximum annual limitations as provided by the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contribution invested in a designated balanced fund until changed by the participant. The pre-tax contribution of an employee who is contributing less than 7% of the employee’s annual compensation, as defined in the plan document, automatically increases annually in 1% increments until the employee’s pre-tax contribution election reaches 7% of annual compensation, provided the employee has not elected to opt-out of the automatic increase feature. Employees with an initial enrollment date between July 2nd and December 31st in a given plan year that have not elected to opt-out of this election will not be subject to this annual increase until the following plan year.

The Company matches 100% of each participant's contribution up to a maximum of 7% of participant compensation. Forfeitures of terminated participants’ non-vested accounts are used to reduce employer contributions or to pay Plan expenses. Forfeitures reduced employer contributions by $651,201 in 2019. At December 31, 2019 and 2018, forfeited non-vested accounts totaled $128,927 and $48,537, respectively.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, (b) Plan earnings and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Each participant is immediately vested in his or her voluntary contributions plus earnings thereon. A participant vests at 20% per year of service and becomes fully vested in the remainder of his or her account upon the completion of five years of service.

Investment Options

Participants are allowed to invest in a variety of investment choices, including a self-directed brokerage account, as more fully described in the Plan literature. Participants may change their investment options on a daily basis.

Notes Receivable from Participants

A participant may obtain a loan between $500 and $50,000, limited to 50 percent of his or her vested account balance. Each loan bears interest at prime plus 1 percent and is secured by the balance in the participant's account. Repayment is required over a period not to exceed five years or up to fifteen years where the loan is for the purchase of a primary residence. Loan repayments are allocated among the investment options consistent with the participant's contribution investment election.

Payment of Benefits

Participants or their beneficiaries are eligible to receive benefits under the Plan upon normal retirement, death, total and permanent disability or termination for any reason including those previously mentioned. The Plan also provides for withdrawals by participants prior to termination. Benefits are payable in accordance with the Plan agreement.

Plan Termination

While the Company anticipates and believes that the Plan will continue, it reserves the right to discontinue the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Note 2 - Significant Accounting Policies

Basis of Accounting

The accounts of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Recent Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements relating to fair value measurements. This ASU is effective for fiscal years beginning after December 15, 2019 and early adoption is permitted. We do not expect this update to have a material impact on disclosures on our financial statements.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The FASB guidance defines fair value and establishes a framework for measuring fair value and related disclosure requirements. The FASB defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction. The framework requires an entity to maximize the use of observable inputs when measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Mutual Funds

These investments are valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Common Collective Trust

These investments are valued at NAV provided by the administrator of the fund. The NAV is used as a practical expedient to estimate fair value and is obtained from information provided by the investment advisor using the audited financial statements of the common collective trust at year end.

Common Stock

Common stock is valued at the closing price reported on the common stock’s respective stock exchange and is classified within level 1 of the valuation hierarchy.

Preferred Stock

Preferred stock is valued at the closing price reported on the preferred stock's respective stock exchange and is classified within level 1 of the valuation hierarchy.

Corporate Bonds

Corporate Bonds are valued at the closing price reported on the active market on which the individual securities are traded and is classified within level 1 of the valuation hierarchy.

Money Market Funds

These investments are valued using NAV. The money market funds are classified within level 1 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth, by level within the fair value hierarchy, the Plan's investments at fair value:

	Investments, at Fair Value as of
	December 31, 2019
	Level 1	Total
Mutual Funds	$211,655,804	$211,655,804
Common Stock	14,963,836	14,963,836
Preferred Stock	155,198	155,198
Corporate Bonds	144,855	144,855
Money Market Funds	9,358,088	9,358,088
Investments measured at fair value	236,277,781	236,277,781
Investments measured at NAV as a practical expedient (a)		9,177,558
Total investments, at fair value		$245,455,339

	Investments, at Fair Value as of
	December 31, 2018
	Level 1	Total
Mutual Funds	$167,403,884	$167,403,884
Common Stock	9,362,168	9,362,168
Preferred Stock	143,307	143,307
Corporate Bonds	53,131	53,131
Money Market Funds	8,754,690	8,754,690
Investments measured at fair value	185,717,180	185,717,180
Investments measured at NAV as a practical expedient (a)		9,977,951
Total investments, at fair value		$195,695,131

(a) In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Contributions

Participant contributions and matching employer contributions are recorded in the period during which the Company makes payroll deductions from the participants’ earnings.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan’s Sponsor as defined in the Plan document.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in their values will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 3 - Income Tax Status

The trust established under the Plan to hold the Plan’s assets is qualified pursuant to the appropriate section of the IRC, and, accordingly, the trust’s net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter, dated August 2, 2017, from the Internal Revenue Service (“IRS”). The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2019, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 4 - Transactions with Parties-in-Interest

As of December 31, 2019 and 2018, the Plan held certain securities issued by the Company as follows:

	December 31, 2019		December 31, 2018
	Number of Shares	Fair Value	Number of Shares	Fair Value
CONMED Corporation
Common Stock	97,019	$10,849,601	98,309	$6,311,462

In addition, certain assets of the Plan are invested in funds managed by Fidelity. Fidelity is the trustee of the Plan and, therefore, is considered to be a party-in-interest. Notes receivable from participants also qualify as party-in-interest transactions.

Note 5 - Subsequent Events

The emergence of the COVID-19 virus, which was first identified in Wuhan, China in December 2019 and then spread throughout Asia before emerging in the United States, Europe and elsewhere, triggered volatility in financial markets and a significant negative impact on the global economy. As a result, the Plan’s investment portfolio has incurred declines in fair value since December 31, 2019. However, because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, cannot be determined. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report.

Additionally, the Coronavirus Aid, Relief, and Economic Security ("CARES") Act was signed into law on March 27, 2020 to provide economic relief in the early wake of the COVID-19 pandemic. The CARES Act allows retirement plan participants to have greater access to their savings if they are impacted by the coronavirus, as defined in the CARES Act. The following is a summary of the main provisions:

•
Qualified individuals are permitted through December 31, 2020 to take a distribution in an amount up to $100,000 without imposition of the 10% early distribution penalty, and this distribution is not subject to the 20% tax withholding rate. Additionally, individuals taking this withdrawal have the option to spread the tax on this withdrawal over three years. The CARES Act provides the participant with up to three years to recontribute the withdrawal to defer the tax impact until retirement.

•	Participant loan limit is temporarily increased to the lesser of $100,000 or 100% of the vested account balance. This increase is permitted for loans granted through September 23, 2020.

•	Repayments of loans due between March 27, 2020 and December 31, 2020 may be delayed for one year upon participant request.

The Plan has adopted the above provisions related to the CARES Act.

CONMED Corporation
Retirement Savings Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Current
Identity of Issue/Description of Investment	Value

Janus Henderson Enterprise Fund Class N	$20,673,650
Fidelity 500 Index Fund**	19,061,594
Fidelity Puritan Fund - Class K**	15,629,778
Fidelity Freedom 2040 Fund - Class K**	12,459,367
Fidelity Freedom 2045 Fund - Class K**	12,000,983
Fidelity Freedom 2030 Fund - Class K**	11,952,718
Fidelity Freedom 2025 Fund - Class K**	11,097,999
CONMED Corporation Common Stock **	10,849,601
Fidelity Investment Grade Bond Fund**	10,826,612
Fidelity Freedom 2035 Fund - Class K**	10,619,095
Fidelity Low-Priced Stock Fund - Class K**	10,401,280
Fidelity Freedom 2050 Fund - Class K**	9,409,275
Participant - Directed Brokerage Link Account	9,217,652
Fidelity Managed Income Portfolio Class 1**	9,177,558
MFS Value R6	8,573,246
T. Rowe Price Dividend Growth Fund - I Class	8,398,791
Fidelity Diversified International Fund - Class K**	8,108,901
Fidelity Capital Appreciation Fund Class K**	7,742,795
Fidelity Freedom 2020 Fund - Class K**	7,550,125
Fidelity Government Money Market Fund**	6,620,935
Fidelity Freedom 2055 Fund - Class K**	4,013,411
Delaware Small Cap Value R6 Fund	3,205,791
Fidelity U.S. Bond Index Fund**	3,088,130
Fidelity Extended Market Index Fund**	2,953,664
JP Morgan U.S. Small Company Fund Class R6	2,266,447
Fidelity Global ex U.S. Index Fund**	1,769,063
Fidelity Contrafund - Class K**	1,761,980
Fidelity Freedom 2015 Fund - Class K**	1,752,030
Wells Fargo Emerging Markets Equity Fund R6	1,688,658
Fidelity Freedom Income Fund - Class K**	1,041,075
Fidelity Freedom 2060 Fund - Class K**	881,625
Fidelity Freedom 2010 Fund - Class K**	614,557
Fidelity Freedom 2005 Fund - Class K**	42,138
Fidelity Freedom 2065 Fund - Class K**	3,376
Interest Bearing Cash Accounts	1,439

Notes receivable from participants, interest rates from
4.25% to 9.25% and maturities from 2020 to 2034**	4,914,902

$250,370,241

** Denotes party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

CONMED CORPORATION
Retirement Savings Plan

By:	/s/ Todd W. Garner
Name:	Todd W. Garner
Title:	Executive Vice President & Chief Financial Officer

Date: June 17, 2020